[Graphic omitted] Ahold
                                                                   Press Release

                                                                     Royal Ahold
                                                        Corporate Communications

                                                        Date: September 8, 2004
                                           For more information: +3175 659 57 20

Statement of clarification Q2 2004

Zaandam, The Netherlands, September 8, 2004 - Ahold today published additional information regarding the results of its U.S. retail operations in the second quarter of 2004 in order to provide more information about the decline in operating income at such operations in that quarter.

This information is in addition to that provided in Ahold's press release issued on August 26, 2004. The decline in operating income at Ahold's U.S. retail operations in the second quarter of 2004 is compared to the second quarter of 2003. This additional information is set forth in the table below.

--------------------------------------------------------------------------------
x 1 million USD                    Q2 2004               Q2 2003        change
--------------------------------------------------------------------------------
Fixed asset impairments              -26                    0           -26
--------------------------------------------------------------------------------
Real estate gains                      2                   18           -16
--------------------------------------------------------------------------------
Integration costs                    -15                    0           -15
--------------------------------------------------------------------------------

Ahold believes that the information set forth above provides clarification about the results of its U.S. retail operations in the second quarter of 2004.

Ahold Corporate Communications: +31.75.659.5720

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050,1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
hftp://www.ahold.com                              Fax:   +31 (0)75 659 8302